Exhibit 4.8

Finder Agreement

This Finder Agreement ("Agreement") is made and entered into on this 23 day of January, 2013 ("Effective Date") by and between

RRsat Global Communications Network Ltd, a company incorporated under the laws of Israel, whose registered office is located at Hanegev Street, Airport City 70100, Israel (“RRsat”);

and

Datacom Communications L.R. Ltd., a company incorporated under the laws of Israel, whose registered office is located at Hagoren Industrial Park, Omer, Israel (“Finder”)Each of RRsat and Finder shall hereinafter be referred to as a "Party" and collectively as the "Parties".

Whereas	RRsat offers various content management and distribution services to the global television and radio broadcasting market (“Services”); and

Whereas
the Finder represents that it has the experience, ability and connections to secure an agreement between RRsat and potential customers that are not existing RRsat customers (“Potential Customers”) for the use of such Services; and

Whereas	based on the Finder’s representations, RRsat desires to retain the Finder's services, pursuant to the terms set forth hereunder;

Now therefore,	in consideration of the Agreements hereinafter set forth, the Parties hereby agree as follows:

1.	Preamble & Schedules; Interpretation.

1.1.	Preamble & Schedules. The preamble, schedules and exhibits to this Agreement constitute an integral part thereof.

1.2.	Headings. The section headings are intended for convenience purposes only and shall not affect the interpretation of this Agreement.

1.3.	Capitalized Terms. Unless otherwise specifically determined in this Agreement, capitalized terms shall have the meaning given thereto in this Agreement.

2.	The Finder Services

2.1.	During the term of this Agreement, the Finder shall:

2.1.1.
Introduce the Services to local and international Potential Customers and shall promote the Services to the Potential Customers either directly with the Potential Customer or indirectly through prospective prime vendors of the Potential Customer for its international projects.

2.1.2.
Optimize the opportunity for RRsat to sign a Binding Agreement (as defined hereunder) with an Approved Potential Customer (as defined hereunder) and maximize the Binding Agreement's value as much as practically possible.

2.1.3.
Seek new business opportunities and/or try to establish customer networks with the Approved Potential Customer to ensure longer-term business cooperation for RRsat with the Approved Potential Customer.

2.1.4.	Arrange, if required by RRsat, meetings between the authorized Approved Potential Customer’s personnel and RRsat and attend and participate in those meetings.

Initials RRSat: __________	Initials Finder: ________

2.1.5.	Assist, if required by RRsat, in the negotiations between the Approved Potential Customers and RRsat for the purpose of signing a Binding Agreement.

2.2.
Prior to offering any Potential Customer the Services, Finder shall request RRsat CEO’s approval of such Potential Customer and the Services offered to such Potential Customer (it being understood that prior to providing approval, RRsat's CEO shall receive confirmation in writing from RRsat's VP – Sales (or other RRsat executive officer filling such role) that RRsat is not aware that such Potential Customer is seeking the Services and RRsat is not working on any lead with such Potential Customer). Each Potential Customer approved by RRsat shall be listed in Exhibit A, attached hereto, which will detail the Service offered and will be binding upon execution by both Parties. Thereafter, such Potential Customer be deemed an “Approved Potential Customer” for the purpose of this Agreement. Exhibit A may be amended from time to time in order to add additional Approved Potential Customers, subject to RRsat’s execution of such amended Exhibit A following RRsat's CEO's approval as set forth above.

2.3.
If: (i) within six (6) months from the inclusion of any Approved Potential Customer in Exhibit A no documented business correspondence is initiated by Finder with such Approved Potential Customer; or (ii) within 12 months from such inclusion no negotiations between RRsat and such Approved Potential Customer have begun; or (iii) no agreement was signed between such Approved Potential Customer and RRsat following such negotiations and for a period of six (6) months thereafter no business correspondence was exchanged between RRsat and such Approved Potential Customer, then such Approved Potential Customer shall be deemed to have been deleted from Exhibit A, with no action required on the part of RRsat, and Finder shall not be entitled to any Success Fee from Binding Agreements entered into between RRsat and such Approved Potential Customer after such date.

3.	Obligations of the Finder

3.1.
The Finder has no authority to incur any liability on behalf of RRsat or in any way to pledge RRsat’s credit and/or to submit or accept on behalf of RRsat any proposal, contract, offer and/or order. All terms and conditions to be incorporated in the Binding Agreement to be entered into between RRsat and the Approved Potential Customer must be authorized by RRsat in advance.

3.2.
The Success Fee to be paid to the Finder pursuant to the terms and conditions of this Agreement, as detailed in Section 4 below, constitutes the full and complete consideration due to the Finder under this Agreement and includes full compensation and reimbursement for all obligations, charges and costs of whatever nature incurred and/or to be incurred by the Finder.

3.3.	Once an Approved Potential Customer was introduced to RRsat, the Finder shall refrain from offering the Approved Potential Customer any services which competes with the Services.

3.4.
For the purpose of clarification, the Parties agree that none of the rights granted to the Finder under this Agreement shall be interpreted as allowing the Finder to initiate communications and/or transact any business, directly or indirectly, by itself and/or through any of its subsidiaries, agencies, or partners, with any existing RRsat’s customers, without RRsat’s prior written consent.

3.5.
The Finder undertakes to act throughout the term of this Agreement in accordance with RRsat's Code of Business Conduct (available at www.rrsat.com/ethics.asp). Without derogating from the generality of the foregoing, Finder explicitly undertakes not to, directly or indirectly, give, offer, pay, promise to pay or authorize the payment of, any amount of money or anything of value to any Israeli or foreign government official, political party or an official thereof, a candidate for political office, or any officer or employee of a state-owned enterprise (each and collectively "Officials"). Finder represents and warrants that it and its employees do not have any family connections with any Official and that it is not an employee of such Official.

4.	Fee Payments

4.1.
Unless stated otherwise opposite the Approved Potential Customer's name in Exhibit A, Finder shall be entitled to 5% (five percent) from the money actually received and collected by RRsat from any Binding Agreement that generates revenue to RRsat in excess of $120,000 on an annual basis (“Success Fee”); provided, however, that the Finder shall not be entitled in any event to any Success Fee or other compensation relating to maintaining relationships with then current customers and/or agreements with then current customers. For the purpose of this Agreement, the term “Binding Agreement” shall mean an initial agreement entered into between RRsat and an Approved Potential Customer for the Services detailed in Exhibit A, reached as a direct result of Finder’s services hereunder and signed during the term of this Agreement, but explicitly excluding any extensions to such agreement.

Initials RRSat: __________	Initials Finder: ________

4.2.
The Success Fee due on account of any Binding Agreement with an Approved Potential Customer shall be paid for payments received from such Approved Potential Customer during the initial term of the Binding Agreement, not including any security deposit forwarded to RRsat under the terms thereof.

4.3.
The Success Fee shall be paid to the Finder no later than thirty (30) business days following receipt of the money from the Approved Potential Customer, subject to RRsat receiving an invoice and all other documents required by law, such as tax exemption, from the Finder at least thirty (30) days prior to the payment due date. In the event it is determined at any time that the Finder's request for approval of such Potential Customer was false or misleading or that RRsat was working with such Potential Customer and/or already aware of such Potential Customer prior to Finder's request; then RRsat shall be entitled to recoup any Success Fee paid in connection with such Potential Customer and this Agreement shall immediately terminate without any further action, and RRsat shall be released from any further obligation hereunder.

5.	Term and Termination

5.1.	This Agreement shall be effective from the Effective Date and shall remain in effect until June 30, 2014.

5.2.	Either Party may terminate this Agreement at any time upon thirty (30) days prior written notice to the other Party.

5.3.
RRsat may terminate this Agreement immediately upon written notice to Finder in the event that Finder is in breach of any material provision of this Agreement. It is agreed that the terms of Sections 2.2, 3.1, 3.3, 3.4, 3.5, 4.3, 6.2, 7, 8 and 10.6 are considered material obligations of the Finder.

5.4.	Sections 4.3, 5.4, 6, 7 and 9 shall survive termination of this Agreement for any reason whatsoever.

6.	Liability and Indemnification

6.1.
RRsat shall not be held liable to the Finder or any third party for any damages, howsoever caused either directly or indirectly, arising from use or misuse of the Services including but not limited to: damages or loss of business loss of profits, damage to reputation or goodwill or disclosure of confidential information.

6.2.
Finder undertakes to indemnify RRsat, its shareholder, directors, officers, employees and consultants from any and all claims, liability, costs, expenses, fees and any other damage or loss, incurred by RRsat as a result of or arising from the services of the Finder, including, without limitation, claims arising from Finder's misrepresentation or RRsat and/or the Services and/or claims alleging employee relationship between RRsat and Finder and/or any of Finder's employees and/or anyone on their behalf.

7.	Confidentiality

7.1.
The term “Confidential Information” shall, in this Agreement, include, but not be limited to, all technical, scientific, trade secret, market evaluation, costing commercial or business data, customers names, prices and contract durations, as well as any samples and information concerning commercial activities of RRsat contained in any and all documents, correspondence, charts, drawings and any other written data and/or oral or visual information received by Finder from RRsat.

Initials RRSat: __________	Initials Finder: ________

7.2.
Finder shall maintain in strict confidence, and shall not use or disclose the Confidential Information, except as required to perform its duties under this Agreement, and while upholding RRsat's best interests.

7.3.
Upon termination of this Agreement, Finder shall return to RRsat all copies of the Confidential Information in tangible form which are in Finder's possession and shall delete all electronic copies of such Confidential Information and shall certify in writing its compliance with the terms of this Section 8.3.

8.	Nature of Relationship

8.1.
The relationship between Finder and RRsat shall be that of an independent contractor. Nothing in this Agreement shall be construed to create an employer employee relationship between RRsat and the Finder or its staff.

8.2.
Finder agrees that neither it nor its staff is entitled to any rights or benefits afforded by RRsat to its employees and that RRsat shall have no liability or responsibility towards Finder and/or any of its employees that an employer has towards his employee, whether under law, contract or custom, including such benefits as workers insurance, health insurance, pension fund, vocation fund, sick leave, retirement benefits or any other employment benefit. Finder shall be responsible for procuring at its own expense all workers insurance, disability insurance, unemployment insurance, pension funds, permits and/or licenses for itself and for any staff engaged by Finder to perform Finder's services under this Agreement.

9.	Law and Jurisdiction

This Agreement shall be governed and construed in accordance with the laws of the State of Israel, and the courts of Tel Aviv, Israel, shall have sole jurisdiction over any conflict and/or dispute arising out of, or in connection to, this Agreement.

10.	General

10.1.	No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by both Parties.

10.2.
No waiver shall be binding unless executed in writing by the Party making the waiver, and no waiver of any of the provisions of this Agreement shall be deemed, or shall constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver.

10.3.
Neither Party to this Agreement shall be held liable for failure to comply with any of the terms of this Agreement, nor shall such failure be deemed a default or give rise to a right to terminate this Agreement, when such failure has been caused solely by strike, fire, war, insurrection, government restrictions, or act of God beyond the control and without fault on the part of the Party involved, provided such Party uses due diligence to remedy such default.

10.4.
Neither this Agreement nor any rights or undertakings hereunder shall be assigned or transferred or mortgaged, in whole or in part, by either Party without the prior written consent of the other Party, and any assignment without such consent shall be void.

10.5.
This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior understandings, promises, representations, agreements and negotiations between the Parties, oral and written.  No amendment or modification of this Agreement shall be deemed a waiver of future enforcement of that or any other provisions.

10.6.	Any notice to be given under this contract will be in writing and may be sent to a Party at the address or email shown in Exhibit B unless otherwise notified by that Party.

Initials RRSat: __________	Initials Finder: ________

In witness whereof, the Parties have caused this Agreement to be executed by their duly authorized officers as of the day and year set forth below.

/s/ Authorized Signatory	/s/ Authorized Signatory
RRsat Global Communications Network Ltd.	Finder
By:	By:
Title:	Title:
Date:	Date:

By:	By:
Title:	Title:
Date:	Date:

Initials RRSat: __________	Initials Finder: ________

Exhibit A

Finder name: _________

Customer Name	Country	Project	Success Fee

Date:  __________

This Exhibit A replaces and supersedes any previous Exhibit A to the Finder Agreement entered into between RRsat and Finder.

RRsat Global Communications Network Ltd.	Finder
By:	By:
Title:	Title:
Date:	Date:

By:	By:
Title:	Title:
Date:	Date:

Initials RRSat: __________	Initials Finder: ________

Exhibit B

1.           RRsat

Contact Person:	Mr. Lior Rival, Chief Commercial Officer
Mr. Ohad Har-Lev, General Counsel
Address:	Hanegev Street, Airport City 70100, Israel
Telephone:	+972-3-9280808
Facsimile:	+972-3-9280809
E-mail:	lior@rrsat.com; ohad.h@rrsat.com

2.            FINDER

Contact Person:
Address:
Mobile:
Tel:
Fax:
e-mail:

All payments to Finder shall be made to the following bank account:

Account name:
Bank Name:
Branch Number:
Address:
Account Number:
Swift Code:
IBAN:

Initials RRSat: __________	Initials Finder: ________